securities AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on October 15, 2008 announcing "ECtel Launches Integrated Revenue Management AllianceTM Global Social Network to Fight Revenue Leakage and Fraud". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  October 22, 2008

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued October 15, 2008

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EXHIBIT 1

ECtel Launches Integrated Revenue Management AllianceTM Global Social Network to Fight Revenue Leakage and Fraud

Online Network Unites Subscribers Worldwide to Fight Common Industry Threats by Providing Easy Access to Key Revenue Management Resources

ROSH HA'AYIN, Israel October 15, 2008 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of integrated management solutions, announced today the launch of its Integrated Revenue Management Alliance (IRMATM), a unique global social network designed to combat revenue leakage, risk and fraud.

The IRMA online network is the industry's most comprehensive revenue management alliance, providing easy access to resources that will improve fraud detection and prevention and revenue management

"ECtel`s IRMA fills a great void in the current market as it provides a single point of contact in order to tackle all revenue management challenges, including leakage, monitoring and control issues," said Ari Banerjee, Director Enabling Technologies at Yankee Group. "This forum will help take revenue management to the next level as it will allow telecom executives to have complete visibility and control of all of their revenue management processes."

IRMA's community of experts is accessible free of charge to the entire telecom industry, including ECtel and non-ECtel customers, partners, suppliers, industry experts and analysts.  Among IRMA's complimentary features are practical, downloadable content and controls, IRM product optimization tools, open forums and web seminars. .

By sharing knowledge, market practices and expertise, exchanging and downloading controls and accessing information prepared by ECtel and other industry experts, IRMA members will significantly improve the speed and effectiveness of fraud and revenue‑leakage detection and prevention.

"Our revolutionary Integrated Revenue Management Alliance unites users from around the world to combat common threats while enabling companies to take a proactive approach to fraud, revenue leakage and risk prevention," said Itzik Weinstein, President and CEO of ECtel. "We are proud to provide this valuable service to the telecom community and ultimately help companies improve their bottom line."

ECtel, with its extensive experience and global install base in revenue and fraud management, was the first in the telecom industry to establish an online forum featuring revenue management knowledge sharing and support. IRMA is the upgraded extension of the original ECtel forum.

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ECtel.com.

Company Contacts:
Michael Neumann, Senior Vice President and CFO
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com

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